Filed by Access Pharmaceuticals, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Filer and Subject Company: Access Pharmaceuticals, Inc.
Commission File No. 001-15771

This information is not an offer to sell securities and is not soliciting an offer to buy securities. If Access Pharmaceuticals, Inc. and Somanta
Pharmaceuticals, Inc. enter into a definitive acquisition agreement, investors are urged to read the documents relating to the proposed transaction that may be filed from time to time by either party with the Securities and Exchange Commission. These documents will contain important information regarding the proposed transaction and may be obtained after they are filed free of charge at the Securities and
Exchange Commission's website at www.sec.gov.

ACCESS NEWS

Contact: Company                                                                              Contact: Investor Relations
Stephen B. Thompson                                                                Adam Lowensteiner/Alisa Steinberg (media)
Vice President, Chief Financial Officer                                                            Wolfe Axelrod Weinberger LLC
(214) 905-5100(212) 370-4500

                                                                    Andrew Hellman, CEOcast, Inc. for Access Pharmceuticals
                                                                                                (212) 732-4300

ACCESS PHARMACEUTICALS SIGNS LETTER OF INTENT
TO ACQUIRE SOMANTA PHARMACEUTICALS

Acquisition of Four Potent Anti-Cancer Compounds, Including Phase 2 Drug Candidate and Experienced Clinical Development Team Positions Access as a Leading Developer of Oncology Therapeutics

Dallas, TX/Irvine, CA, February 21, 2007, ACCESS PHARMACEUTICALS, INC. (OTCBB: ACCP) and Somanta Pharmaceuticals, Inc. (OTCBB: SMPM) announced today that they have signed a letter of intent for Access to acquire Somanta. Somanta is an Irvine, California based biotechnology company with four novel anti-cancer compounds in development, one of which is currently in Phase 2 clinical trials. Each of Somanta’s drug candidates acts by a unique mechanism of action, and has the potential to target a wide range of different cancer types. In addition to its significant product pipeline, Somanta brings an experienced team of clinical development and regulatory professionals who have an established track record of guiding compounds through the FDA and EMEA approval processes. Upon consummation of the acquisition, Somanta’s preferred and common shareholders will receive an aggregate of 1.5 million shares of Access common shares which would represent approximately 13% of the combined company assuming the conversion of Access’s existing convertible debt under existing terms of conversion. The letter of intent is non-binding. The acquisition is expected to close in the second quarter.

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Access Pharmaceuticals, Inc.

“The proposed acquisition of Somanta is very exciting for Access from a number of perspectives,” stated Stephen R. Seiler, Access’ President and CEO. “Somanta comes with four very interesting anti-cancer compounds, one of which is already in Phase 2 clinical trials. Each compound acts by a novel mode of action, and one represents a novel platform technology. As a result, the combined Access and Somanta will have a broad cancer-focused portfolio which will include one approved product, two drug candidates in Phase 2 trials and three novel and exciting pre-clinical products. Our goal has always been to make Access a leader in the oncology space and this acquisition fills out our product pipeline extremely well.”

“In addition, the Somanta clinical development team fits well with our current management group,” continued Mr. Seiler. “I look forward to leveraging their expertise to assist in accelerating and broadening the clinical program for Access’ ProLindac which is in Phase 2 trials in the EU and in the U.S. as well as on our oral insulin program.”

“The proposed combination of Somanta with Access is highly synergistic,” added Agamemnon Epenetos, M.D., Ph.D., Somanta’s CEO. “Each company is at a position where the combination makes strategic sense, and the product pipelines and management teams come together very well, with little overlap. I believe the combined product and technology pipeline is extremely exciting, and I look forward to working closely with the Access team to advance both companies’ products through the development and regulatory process.”

About Somanta
Somanta Pharmaceuticals is a company focused on the development of novel oncology compounds and anti-cancer agents. Somanta's lead clinical product Sodium Phenylbutyrate (PB) is currently in Phase 2 development. In National Institute of Health sponsored trials, PB has demonstrated the greatest activity in CNS cancers, several of which are "orphan" indications such as Glioblastoma Multiforme. Moreover, promising data has also emerged which suggests PB may be an effective therapy for certain blood cancers and other solid tumors. PB has been well tolerated; its safety profile has generally been established due to its many years of clinical use in pediatrics for inherited urea cycle disorders.

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Access Pharmaceuticals, Inc.

Somanta's other drug candidates include Alchemix, Prodrax and Angiolix. Alchemix is pan-target inhibitor that is effective in tumor cells resistant to conventional chemotherapy by targeting and irreversibly binding to DNA. Prodrax, a technology platform, is a novel family of prodrugs that enables compounds to remain inert until they reach the hypoxic region of tumors where they become toxic, thus targeting tumor cells which are typically difficult to kill. Somanta believes Alchemix and Prodrax have the ability to overcome many different pathways of drug resistance, and will be studied in a broad range of cancers including lung, colon, ovarian and renal. Proof-of-principle pre-clincal studies have been completed in both of these compounds, and Phase 1 dose escalation trials are being planned. Additionally, Somanta is developing a humanized monoclonal antibody, Angiolix, which appears to induce cell death selectively to tumor blood vessels using a different mode of action than VEGF-oriented therapies. Somanta has prepared clinical development plans for all preclinical projects. For additional information on Somanta Pharmaceuticals, please visit www.somanta.com.

About Access
Access Pharmaceuticals, Inc. is an emerging biopharmaceutical company that develops and commercializes propriety products for the treatment and supportive care of cancer patients. Access’ products include ProLindac™, currently in Phase II clinical testing of patients with ovarian cancer and MuGard™ for the management of patients with mucositis. The Company also has other advanced drug delivery technologies including Cobalamin™-mediated targeted delivery and oral drug delivery. For additional information on Access Pharmaceuticals, please visit our website at www.accesspharma.com.

About ProLindac™
Access’ lead compound, ProLindac™, is a novel DACH platinum prodrug which has been shown to be active in a wide variety of solid tumors in both preclinical models and in human trials. The Company believes that ProLindac's unique molecular design potentially could eliminate some of the toxic neurological side effects seen in currently marketed DACH platinums. The Company is currently enrolling patients in two Phase II clinical trials, one in ovarian cancer and one in head and neck cancer, and plans to initiate one or more additional Phase II trials, including one in colorectal cancer in 2007.

About MuGard™
Access has received 510(k) clearance from the FDA to market MuGard™ in the United States. MuGardTM is Access’ proprietary oral rinse product for the management of oral mucositis, the debilitating side-effect which afflicts more than 40% of cancer patients

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Access Pharmaceuticals, Inc.

undergoing radiation and chemotherapy. There is currently no well-accepted treatment for mucositis. Access is actively seeking marketing partners in Europe and the US.

About Cobalamin™

The Company is actively pursuing development of its novel Cobalamin™ drug delivery technology, particularly as it pertains to the oral delivery of large molecule drugs that are only currently deliverable by injection or subcutaneous administration. Pre-clinical animal studies utilizing Access' Cobalamin™ technology have demonstrated the ability to deliver insulin by oral administration in therapeutic levels.

The conclusion of the acquisition of Somanta by Access as anticipated in the Letter of Intent is subject to a number of conditions, including, without limitation negotiation of a definitive acquisition agreement which will contain standard and customary provisions, completion of due diligence to the full satisfaction of each party, approval by the respective Boards of Directors and by Somanta shareholders, completion of all government filings and receipt of all necessary government approvals and all required third party consents.

This press release contains certain statements that are forward-looking within the meaning of Section 27a of the Securities Act of 1933, as amended, and that involve risks and uncertainties, including statements relating to the number of, and percentage of the combined company represented by, the shares to be received by Somanta's shareholders, the product portfolio and pipeline and clinical program of the combined company, the effectiveness of PB as a therapy and Somanta's belief that Alchemix and Prodrax have the ability to overcome many different pathways of drug resistance. These statements are subject to numerous risks, including but not limited to the risks detailed in Access's Annual Report on Form 10-K for the year ended December 31, 2005, Somanta's Annual Report on Form 10-KSB for the year ended April 30, 2006 and other reports filed by the companies with the Securities and Exchange Commission.

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